BHP Billiton DVD


An interview by Robert Gottliebsen, Business Spectator,
with BHP Billiton CEO Marius Kloppers and Chairman Don Argus.

Front cover


bhpbilliton
resourcing the future
Dear Shareholder,
Thanks for taking the time to watch this production. This DVD represents a new way for BHP Billiton to talk with our shareholders. We know you are very busy, but also understand that at this vital stage in our company's history, you are keen to know more about BHP Billiton's performance, and our future plans, particularly in relation to Rio Tinto.
On this DVD you will see an interview with myself and our CEO Marius Kloppers, conducted by Robert Gottliebsen, from the independent business information website, Business Spectator.
I trust you will find this DVD interesting and informative and encourage you to regularly visit our website for up-to-the-minute information.
Thanks again for watching.
Kind regards,
Don Argus
Chairman, BHP Billiton.
Recorded 30 July 2008.
www.bhpbilliton.com
bhpbilliton
resourcing the future

Inside spread


bhpbilliton
resourcing the future
An interview with BHP Billiton
CEO Marius Kloppers
and Chairman Don Argus.
30 July 2008

DVD


bhpbilliton
resourcing the future

Back cover